Exhibit 99.1

Barclays PLC

This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2017, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC and Barclays Bank PLC

Notes

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

The information in this announcement, which was approved by the Board of Directors on 25 October 2017, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2016, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the section Non-IFRS performance measures below, the Results glossary of non-IFRS performance measures on page 31 and the glossary of terms on pages 35 to 57.

Barclays Non-Core was closed on 1 July 2017, with the residual assets and liabilities reintegrated into Barclays UK, Barclays International and Head Office. The financial results of Barclays UK, Barclays International and Head Office for the nine months ended 30 September 2017 reflect assets and liabilities from Barclays Non-Core only for the period from 1 July 2017.

References made throughout the document to the “2016 Annual Report” are referring to the 2016 Annual Report on Form 20-F, which can be accessed at www.sec.gov.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 31 to 33 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page iii;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. Period end allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The comparable IFRS measure is average equity. A reconciliation is provided on page iii;

– Average tangible equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. Period end tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The average tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. The comparable IFRS measure is average equity. A reconciliation is provided on page iii;

– Operating expenses excluding conduct and litigation charges represents operating expenses excluding the impact of provisions for UK customer redress, and provisions for ongoing investigations and litigation including Foreign Exchange. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on pages 11 to 17;

– Operating expenses excluding impairment of Barclays’ holding in BAGL represents operating expenses excluding the impairment of Barclays’ holding in BAGL. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on page 18;

– Operating expenses excluding UK Bank Levy and impairment of Barclays’ holding in BAGL represents operating expenses excluding the impact of UK Bank Levy and the impairment of Barclay’s holding in BAGL. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on pages 11 to 17;

– Operating expenses excluding UK Bank Levy and litigation and conduct charges represents operating expenses excluding the impact of UK Bank Levy, provisions for UK customer redress, and provisions for ongoing investigations and litigation including Foreign Exchange. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on pages 11 to 17;

– Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL represents profit/(loss) before tax excluding the impairment of Barclays’ holding in BAGL and loss on sale of BAGL. The comparable IFRS measure is profit before tax. A reconciliation to IFRS is provided on page 18;

Barclays PLC and Barclays Bank PLC	i

– Profit attributable to ordinary shareholders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL represents profit/(loss) attributable to ordinary shareholders excluding the impact of charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL. The comparable IFRS measure is attributable profit. A reconciliation to IFRS is provided on pages 32 to 33;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page iv;

– Return on average allocated tangible equity excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL is calculated as profit attributable to ordinary equity holders excluding the impact of charges for PPI, impairment of Barclays’ holding in BAGL and the loss on the sale of BAGL, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 32 to 33;

– Return on average allocated tangible equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages iii to iv;

– Return on average tangible shareholders’ equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible shareholders’ equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages iii to iv;

– Tangible net asset value per share is calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 33; and

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 26 for a reconciliation of this measure to CRD IV CET1 ratio.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2016), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC and Barclays Bank PLC	ii

Average allocated equity[a]	Q317 YTD £bn	Q316 YTD £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £bn	Q415 £bn
Barclays UK	13.7	13.5	14.0	13.5	13.6	13.2	13.3	13.5	13.8	13.7
Corporate and Investment Bank	25.0	23.0	25.8	24.4	24.8	24.0	23.3	22.7	22.9	23.0
Consumer, Cards and Payments	5.7	4.8	5.7	5.7	5.7	5.5	5.1	4.7	4.6	4.1
Barclays International	30.7	27.8	31.5	30.1	30.5	29.5	28.4	27.4	27.5	27.1
Head Office[b]	9.9	7.7	11.1	9.5	9.2	8.8	8.8	8.0	6.2	5.2
Barclays Non-Core	3.2	8.3	-	4.5	5.2	6.5	7.7	8.0	9.2	10.0
Barclays Group	57.6	57.3	56.6	57.5	58.5	58.0	58.2	56.9	56.7	56.0

Effect of Goodwill and intangibles	Q317 YTD £bn	Q316 YTD £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £bn	Q415 £bn
Barclays UK	(4.7)	(4.5)	(4.6)	(4.8)	(4.7)	(4.6)	(4.5)	(4.5)	(4.5)	(4.5)
Corporate and Investment Bank	(1.2)	(1.3)	(1.1)	(1.2)	(1.3)	(1.4)	(1.4)	(1.4)	(1.3)	(1.3)
Consumer, Cards and Payments	(1.5)	(1.3)	(1.5)	(1.6)	(1.5)	(1.5)	(1.4)	(1.2)	(1.1)	(0.9)
Barclays International	(2.7)	(2.6)	(2.6)	(2.8)	(2.8)	(2.9)	(2.8)	(2.6)	(2.4)	(2.2)
Head Office[b]	(0.9)	(1.4)	(0.6)	(0.7)	(1.6)	(1.6)	(1.5)	(1.3)	(1.3)	(1.2)
Barclays Non-Core	-	(0.1)	-	-	-	-	-	(0.1)	(0.2)	(0.3)
Barclays Group	(8.3)	(8.6)	(7.8)	(8.2)	(9.1)	(9.1)	(8.8)	(8.5)	(8.4)	(8.2)

Average allocated tangible equity[c]	Q317 YTD £bn	Q316 YTD £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £bn	Q415 £bn
Barclays UK	9.0	9.0	9.4	8.7	8.9	8.6	8.7	9.0	9.3	9.2
Corporate and Investment Bank	23.8	21.6	24.8	23.3	23.5	22.6	21.9	21.3	21.6	21.8
Consumer, Cards and Payments	4.2	3.6	4.2	4.1	4.2	4.0	3.7	3.5	3.4	3.2
Barclays International	28.0	25.2	28.9	27.4	27.7	26.6	25.7	24.8	25.1	24.9
Head Office[b]	9.0	6.3	10.5	8.8	7.6	7.2	7.4	6.6	5.0	3.9
Barclays Non-Core	3.2	8.2	-	4.5	5.2	6.5	7.6	7.9	9.0	9.7
Barclays Group	49.2	48.7	48.9	49.3	49.4	48.9	49.4	48.3	48.3	47.8

Notes

a	This table shows the allocation of Group average equity across both the IFRS reporting segments and sub-segments of Barclays International.
b	Includes the Africa Banking discontinued operation.
c	This table shows average tangible equity for the Group and average allocated tangible equity for both the IFRS reporting segments and sub-segments of Barclays International.

Barclays PLC and Barclays Bank PLC	iii

Profit/(loss) attributable to ordinary equity holders of the parent	Q317 YTD £m	Q316 YTD £m	Q317 £m	Q217 £m	Q117 £m	Q416 £m	Q316 £m	Q216 £m	Q116 £m	Q415 £m
Barclays UK	635	466	433	(276)	479	390	(156)	149	473	(1,075)
Corporate and Investment Bank	1,496	1,408	368	646	483	(66)	505	509	394	(135)
Consumer, Cards and Payments	605	1,021	23	201	381	132	138	681	202	122
Barclays International	2,101	2,429	391	847	864	66	643	1,190	596	(13)
Head Office	(495)	(117)	(197)	(172)	(126)	227	(203)	180	(94)	(133)
Barclays Non-Core	(409)	(1,405)	-	(221)	(188)	(493)	76	(883)	(599)	(1,203)
Africa Banking discontinued operation	(2,335)	240	-	(1,533)	(801)	(52)	85	70	86	25
Barclays Group	(503)	1,613	626	(1,357)	228	138	445	706	462	(2,399)

Average allocated equity[a]	Q317 YTD £bn	Q316 YTD £bn	Q317 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £bn	Q415 £bn
Barclays UK	13.7	13.5	14.0	13.5	13.6	13.2	13.3	13.5	13.8	13.7
Corporate and Investment Bank	25.0	23.0	25.8	24.4	24.8	24.0	23.3	22.7	22.9	23.0
Consumer, Cards and Payments	5.7	4.8	5.7	5.7	5.7	5.5	5.1	4.7	4.6	4.1
Barclays International	30.7	27.8	31.5	30.1	30.5	29.5	28.4	27.4	27.5	27.1
Head Office[b]	9.9	7.7	11.1	9.5	9.2	8.8	8.8	8.0	6.2	5.2
Barclays Non-Core	3.2	8.3	-	4.5	5.2	6.5	7.7	8.0	9.2	10.0
Barclays Group	57.6	57.3	56.6	57.5	58.5	58.0	58.2	56.9	56.7	56.0

Return on average allocated equity[c]	Q317 YTD %	Q316 YTD %	Q317%	Q217%	Q117%	Q416%	Q316%	Q216%	Q116%	Q415%
Barclays UK	6.2%	4.6%	12.3%	(8.2%)	14.1%	11.8%	(4.7%)	4.4%	13.8%	(31.3%)
Corporate and Investment Bank	8.0%	8.2%	5.7%	10.6%	7.8%	(1.1%)	8.7%	9.0%	6.9%	(2.4%)
Consumer, Cards and Payments	14.1%	28.3%	1.6%	14.1%	26.6%	9.6%	10.8%	57.6%	17.7%	11.8%
Barclays International	9.1%	11.7%	5.0%	11.2%	11.3%	0.9%	9.0%	17.4%	8.7%	(0.2%)
Barclays Group[d]	(1.2%)	3.8%	4.4%	(9.4%)	1.6%	1.0%	3.1%	5.0%	3.3%	(17.1%)

Notes

a	This table shows average equity for the Group and average allocated equity for both the IFRS reporting segments and the sub-segments of Barclays International.
b	Includes the Africa Banking discontinued operation.
c	This table shows return on average equity for the Group and return on average allocated equity for both the IFRS reporting segments and sub-segments of Barclays International.
d	Includes Head Office.

Barclays PLC and Barclays Bank PLC	iv

Performance Highlights

Barclays Group results
for the nine months ended	30.09.17	30.09.16
	£m	£m	% Change
Total income	16,054	16,459	(2)
Credit impairment charges and other provisions	(1,763)	(1,720)	(3)
Net operating income	14,291	14,739	(3)
Operating expenses excluding litigation and conduct	(10,263)	(10,753)	5
Litigation and conduct	(824)	(1,266)	35
Operating expenses	(11,087)	(12,019)	8
Other net income	244	180	36
Profit before tax	3,448	2,900	19
Tax charge	(1,102)	(1,043)	(6)
Profit after tax in respect of continuing operations	2,346	1,857	26
(Loss)/profit after tax in respect of discontinued operation	(2,195)	520
Non-controlling interests in respect of continuing operations	(181)	(255)	29
Non-controlling interests in respect of discontinued operation	(140)	(280)	50
Other equity holders[1]	(458)	(318)	(44)
Attributable (loss)/profit	(628)	1,524

Performance measures
Return on average shareholders’ equity[1]	(1.2%)	3.8%
Return on average tangible shareholders’ equity[1]	(1.4%)	4.4%
Average shareholders’ equity	57.6	57.3
Average tangible shareholders’ equity (£bn)	49	49
Cost: income ratio	69%	73%
Loan loss rate (bps)	55	48

Basic (loss)/earnings per share[1]	(3.0p)	9.6p
Basic earnings per share in respect of continuing operations[1]	10.8p	8.1p
Dividend per share	1.0p	1.0p

Balance sheet and capital management	As at 30.09.17	As at 30.06.17	As at 31.12.16
Net asset value per share	327p	329p	344p
Tangible net asset value per share	281p	284p	290p
Common equity tier 1 ratio	13.1%	13.1%	12.4%
Common equity tier 1 capital (£bn)	42.3	42.8	45.2
Risk weighted assets (£bn)	324	327	366
UK leverage ratio (quarterly month end average)[2]	4.9%	4.8%	4.5%
Fully loaded tier 1 capital (quarterly month end average)[2] (£bn)	51.2	52.1	51.6
UK leverage exposure (quarterly month end average)[2] (£bn)	1,035	1,092	1,137

Funding and liquidity
Group liquidity pool (£bn)	216	201	165
CRD IV liquidity coverage ratio	157%	149%	131%
Loan: deposit ratio[3]	82%	85%	89%

1	The profit after tax attributable to other equity holders of £458m (Q316 YTD: £318m) is offset by a tax credit recorded in reserves of £125m (Q316 YTD: £89m). The net amount of £333m (Q316 YTD: £229m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.
2	The UK leverage ratio uses capital and exposure measures based on the average of the last day of each month in the quarter; additionally the average exposure measure excludes qualifying central bank claims.
3	Loan: deposit ratio excludes Head Office and investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.

Barclays PLC and Barclays Bank PLC	1

Group Performance Review

Group performance

●

Profit before tax increased 19% to £3,448m driven by an 8% reduction in operating expenses, partially offset by a 2% decrease in income. Group results for the nine months ended 30 September 2017 were impacted by the 8% appreciation of average USD and EUR against GBP compared to the prior year, which positively impacted income and adversely affected impairment and operating expenses

●

Total income decreased £405m to £16,054m, impacted by the non-recurrence of the £615m gain on disposal of Barclays’ share of Visa Europe Limited in 2016. A 3% reduction in total income in both Barclays UK and Barclays International, and lower income in Head Office was partially offset by lower Non-Core negative income

●

Credit impairment charges increased £43m to £1,763m as lower impairment in Barclays UK was more than offset by increased impairment in Barclays International. Results included a charge of £168m in Q317 relating to deferred consideration from a Q117 asset sale in US Cards, and the non-recurrence of a £320m charge in 2016 following the management review of the UK and US cards portfolio impairment modelling. The Group loan loss rate increased 7bps to 55bps

●

Operating expenses decreased 8% to £11,087m reflecting lower Non-Core costs and a 5% reduction in Barclays UK, partially offset by a 4% increase in Barclays International. The Group’s cost: income ratio of 69% (Q316 YTD: 73%) included charges for PPI of £700m (Q316 YTD: £1,000m)

●

Loss after tax in respect of the Africa Banking discontinued operation of £2,195m in H117 included a £1,090m impairment of Barclays’ holding in BAGL and a £1,435m loss on the sale of 33.7% of BAGL’s issued share capital, primarily due to recycling of currency translation reserve losses to the income statement on accounting deconsolidation

●	RoE was (1.2%) (Q316 YTD: 3.8%)

●

RoTE was (1.4%) (Q316 YTD: 4.4%) and basic loss per share was 3.0p (Q316 YTD: earnings per share of 9.6p). Excluding the impact of the loss on the sale of 33.7% of BAGL’s issued share capital, the impairment of Barclays’ holding in BAGL and charges for PPI, RoTE was 7.1% and earnings per share was 15.5p

Barclays UK

●	RoE improved to 6.2% (Q316 YTD: 4.6%)

●	RoTE improved to 9.4% (Q316 YTD: 6.9%) with a 12% increase in profit before tax to £1,295m

●	Total income decreased 3% to £5,513m, of which £151m reflected the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited in 2016

–

Personal Banking income decreased 5% to £2,803m due to the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited and the impact of the UK base rate reduction in 2016, partially offset by deposit pricing initiatives and balance growth

–	Barclaycard Consumer UK income increased 1% to £1,532m reflecting improved margins

–

Wealth, Entrepreneurs & Business Banking (WEBB) income decreased 3% to £1,178m due to the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited, partially offset by deposit pricing initiatives and balance growth

–

Net interest income remained in line at £4,546m (Q316 YTD: £4,546m) due to deposit pricing initiatives and balance growth, offset by the impact of the UK base rate reduction in 2016. Net interest margin decreased 8bps to 3.55% reflecting the integration of the Education, Social Housing and Local Authority (ESHLA) portfolio from Non-Core in Q317

●

Credit impairment charges decreased 16% to £599m principally reflecting the non-recurrence of a £200m charge in 2016 following the management review of the cards portfolio impairment modelling, partially offset by higher charges in Personal Banking. Underlying delinquency trends improved with 30 day and 90 day arrears rates in UK cards of 1.8% (Q316: 2.0%) and 0.9% (Q316: 1.0%) respectively

●

Total operating expenses decreased 5% to £3,619m due to lower charges for PPI of £700m (Q316 YTD: £1,000m) and cost efficiencies, partially offset by the costs of setting up the ring-fenced bank and increased investment in cyber resilience and technology

●	Total assets increased to £230.4bn (December 2016: £209.6bn) reflecting the integration of the ESHLA portfolio of c.£18bn from Non-Core on 1 July 2017 and growth in mortgages

Barclays International

●	RoE decreased to 9.1% (Q316: YTD: 11.7%)

●

RoTE decreased to 10.0% (Q316 YTD: 12.9%) as profit before tax decreased 15% to £3,269m reflecting a 3% decrease in income and a 4% increase in total operating expenses. Consumer, Cards and Payments RoTE was 19.3% (Q316 YTD: 38.3%) and CIB RoTE was 8.4% (Q316 YTD: 8.7%). Results were impacted by the appreciation of average USD and EUR against GBP compared to the prior year, which positively impacted income and adversely affected impairment and operating expenses

Barclays PLC and Barclays Bank PLC	2

Group Performance Review

●

Total income decreased 3% to £11,063m as CIB income reduced 5% to £7,626m, largely as a result of weak market conditions in Q317 and the non-recurrence of treasury gains in the prior year, while Consumer, Cards and Payments income increased 1% to £3,437m

–

Markets income decreased 14% to £3,535m reflecting a 27% reduction in Macro income to £1,314m, due to lower market volatility and the impact of exiting energy-related commodities, as well as an 8% reduction in Equities income to £1,267m driven by lower equity derivatives revenue, partially offset by improved performance in cash equities and equity financing. Continued momentum in Credit income resulted in a 3% increase to £954m

–

Banking income increased 4% to £4,052 driven by a 15% increase in Banking fees to £2,007m, due to higher debt underwriting, equity underwriting and advisory fees, with increased fee share in debt and equity underwriting. Corporate lending reduced 8% to £824m primarily due to lower balances and work-out gains. Transactional banking declined 3% to £1,221m as margin compression, due to the low base rate environment, and the non-recurrence of treasury gains in the prior year were partially offset by higher deposit balances

–

Consumer, Cards and Payments income increased 1% to £3,437m driven by continued business growth, a gain of £192m relating to an asset sale in US Cards and a valuation gain on Barclays’ preference shares in Visa Inc. of £74m, partially offset by the non-recurrence of the £464m gain on the disposal of Barclays’ share of Visa Europe Limited in 2016

●	Credit impairment charges increased 21% to £1,120m

–	CIB impairment charges decreased 49% to £86m primarily due to the non-recurrence of oil and gas single name charges

–

Consumer, Cards and Payments credit impairment charges increased 36% to £1,034m due to a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US Cards, an increase in underlying delinquency trends in US Cards and business growth. This was partially offset by the non-recurrence of a £120m charge in 2016 following the management review of the cards portfolio impairment modelling. 30 day and 90 day arrears rates within US Cards were broadly stable at 2.4% (Q316: 2.4%) and 1.2% (Q316: 1.1%) respectively, including a benefit from a change in portfolio mix following the Q117 asset sale

●	Operating expenses increased 4% to £6,907m

–

CIB operating expenses were in line at £5,358m (Q316 YTD: £5,337m) as the impact of the change in compensation awards introduced in Q416 and higher structural reform programme costs were offset by a reduction in restructuring charges and cost efficiencies

–	Consumer, Cards and Payments operating expenses increased 17% to £1,549m reflecting continued business growth and investment, primarily within the US Cards and merchant acquiring businesses

●

Total assets increased to £867.1bn (December 2016: £648.5bn) driven by the integration of c.£200bn of assets, and c.£9bn of associated risk weighted assets (RWAs), from Non-Core on 1 July 2017, principally relating to derivatives. In addition, increases in financial assets designated at fair value and trading portfolio assets were partially offset by a reduction in derivative mark-to-market as a result of increased forward rates

Head Office

●	Loss before tax increased to £469m (Q316 YTD: £95m)

●

Income reduced £104m to £8m primarily reflecting lower net income from treasury operations, partially offset by the impact of the early adoption of the own credit provisions of IFRS 9. Own credit, which was previously recorded in the income statement (Q316 YTD: £80m expense), is now recognised within other comprehensive income

●	Total operating expenses of £277m (Q316 YTD: £176m) included costs in Q317 associated with reintegrated Non-Core assets and businesses

●	Other net expenses increased to £186m (Q316 YTD: £31m) driven by an expense of £180m on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt

●

Total assets reduced to £51.7bn (December 2016: £75.2bn) primarily due to the accounting deconsolidation of BAGL, which accounted for £65bn of total assets on deconsolidation from the Barclays Group. This was partially offset by an increase in the liquidity pool and the integration of Non-Core assets on 1 July 2017, of which c.£9bn related to Italian mortgages

Barclays Non-Core

●	Non-Core was closed on 1 July 2017, with the residual assets and liabilities reintegrated into Barclays UK, Barclays International and Head Office

●	Reflected in the Group’s results for the nine months ended 30 September 2017 was a Non-Core loss before tax for the six months ended 30 June 2017 of £647m (Q316 YTD: £1,998m)

Barclays PLC and Barclays Bank PLC	3

Group Performance Review

Group capital and leverage

●

The fully loaded CET1 ratio increased to 13.1% (December 2016: 12.4%) driven by organic capital generation and the benefit of the proportional consolidation of BAGL, partially offset by adverse movements in reserves. RWAs decreased £41.4bn to £324.3bn and CET1 capital decreased £2.9bn to £42.3bn

–

Profits relating to continuing operations were more than offset by decreases in other qualifying reserves as a result of the redemption of USD preference shares, the payment of pension deficit reduction contributions and dividends paid and foreseen

–

CET1 capital further decreased by £1.8bn as a result of BAGL minority interest no longer being included as a result of the proportional consolidation of BAGL following the sell down of the Barclays’ holding. Losses in respect of the discontinued operation due to the impairment of Barclays’ holding in BAGL allocated to goodwill and the recycling of the BAGL currency translation reserve losses to the income statement had no impact on CET1 capital

–	The decrease in RWAs principally reflected the £28.5bn reduction as a result of the proportional consolidation of BAGL, as well as reductions in Non-Core

●

The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) driven by a decrease in the average UK leverage exposure to £1,035bn (December 2016: £1,137bn) primarily as a result of the proportional consolidation of BAGL, offset by a decrease in the average fully loaded Tier 1 capital to £51.2bn (December 2016: £51.6bn)

●

Tangible net asset value per share decreased to 281p (December 2016: 290p) primarily due to profit after tax from continuing operations being more than offset by the reduction in the cash flow hedging reserve, dividends paid and the redemption of USD preference shares

Group funding and liquidity

●

The Group continued to maintain surpluses to its internal and regulatory requirements as at 30 September 2017. The liquidity pool increased to £216bn (December 2016: £165bn). The increase in the liquidity pool was driven by deposit growth, higher money market balances, drawdown from the Bank of England Term Funding Scheme and a net increase in the minimum requirement for own funds and eligible liabilities (MREL) issuance. The liquidity coverage ratio (LCR) increased to 157% (December 2016: 131%), equivalent to a surplus of £78bn (December 2016: £39bn) to 100%

●

Wholesale funding outstanding excluding repurchase agreements was £172bn (December 2016: £158bn). The Group balance sheet included £10bn equivalent of capital and term senior unsecured debt from Barclays PLC (HoldCo) issued and settled as at 30 September 2017 of which £4.7bn was in public senior unsecured debt, and £5.3bn in capital instruments. In the same period, £4.7bn of Barclays Bank PLC (OpCo) capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares

Other matters

●

On 1 June 2017, Barclays sold 286 million ordinary shares of BAGL, representing 33.7% of BAGL’s issued share capital. The sale resulted in the accounting deconsolidation of BAGL from the Barclays Group. Following the sale, BAGL is accounted for as an Available for Sale (AFS) asset in Barclays’ financial statements and is no longer reported as a discontinued operation. The contribution of a further 1.5% of BAGL’s ordinary shares to a Black Economic Empowerment scheme in Q317 resulted in Barclays accounting for 126 million ordinary shares in BAGL at 30 September 2017, representing 14.9% of BAGL’s issued share capital. For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis

●	Additional charges of £700m (Q316 YTD: £1,000m) relating to PPI were recognised in Q217. The remaining PPI provision as at 30 September 2017 was £1.9bn (December 2016: £2.0bn)

●

Barclays Bank PLC has reached an agreement in principle with the US Federal Energy Regulatory Commission’s (Commission) Office of Enforcement, subject to approval by the Commission, to resolve the civil action brought by the Commission relating to the electricity markets in the Western US. The proposed settlement, fully provisioned as at Q317, is for a total of $105m, which is comprised of a civil penalty of $70m and a disgorgement amount of $35m

●	Certain other legal proceedings and investigations relating to legacy issues remain outstanding. Resolving outstanding legacy issues in an appropriate timeframe will continue to be a priority

IFRS 9 Financial Instruments1

●

IFRS 9 Financial Instruments is effective for periods beginning on or after 1 January 2018. Barclays’ estimated IFRS 9 impact, based on the portfolio as at 30 September 2017, is a decrease in shareholders’ equity of approximately £2.0bn post tax. This estimated reduction in shareholders’ equity equates to a decrease in tangible net asset value of 10 to 12 pence per share

●

The Group’s CET1 ratio will be impacted by IFRS 9 primarily from an increase in credit impairment provisions net of tax and any deduction of deferred tax assets arising from temporary differences being in excess of the regulatory allowable threshold. This is partially offset by a reduction in the regulatory expected loss over impairment deduction and reduced RWAs

●

Based on figures as at 30 September 2017, the expected CET1 impact without transitional arrangements would be an estimated reduction of approximately 40bps. Barclays expects to implement transitional arrangements for capital purposes, currently being

Barclays PLC and Barclays Bank PLC	4

Group Performance Review

finalised by European regulators, which would result in only a proportion of the estimated reduction impacting the CET1 ratio during 2018. The final impact of IFRS 9 is estimated to be approximately 20bps lower than the point in time impact as deferred tax assets are expected to fall below the allowable threshold over time

●	Barclays plans to publish transitional disclosures during the first quarter of 2018 describing the 1 January 2018 impact of adoption of IFRS 9

1	Note:

–

The estimated decrease in shareholders’ equity includes the impact of both balance sheet classification and measurement changes and the increase to credit impairment provisions compared to those applied at 30 September 2017 under IAS 39. The adoption of certain classification and measurement accounting changes remain subject to endorsement by the European Union.

–	The assessment above is a point in time estimate and is not a forecast. The actual effect of the implementation of IFRS 9 on Barclays PLC could vary significantly from this estimate.

–

Barclays continues to refine models, methodologies and controls, and monitor developments in regulatory rule-making in advance of IFRS 9 adoption on 1 January 2018. All estimates are based on Barclays’ current interpretation of the requirements of IFRS 9, reflecting industry guidance and discussions to date.

Barclays PLC and Barclays Bank PLC	5

Results by Business

Barclays UK	Nine months ended	Nine months ended
Income statement information	30.09.17 £m	30.09.16 £m	% Change
Net interest income	4,546	4,546	-
Net fee, commission and other income	967	1,143	(15)
Total income	5,513	5,689	(3)
Credit impairment charges and other provisions	(599)	(716)	16
Net operating income	4,914	4,973	(1)
Operating expenses excluding litigation and conduct	(2,913)	(2,803)	(4)
Litigation and conduct	(706)	(1,014)	30
Operating expenses	(3,619)	(3,817)	5
Other net expenses	-	(1)
Profit before tax	1,295	1,155	12
Attributable profit	608	445	37

Balance sheet information	As at 30.09.17 £bn	As at 30.06.17 £bn	As at 31.12.16 £bn
Loans and advances to customers at amortised cost	182.2	166.6	166.4
Total assets	230.4	203.4	209.6
Customer deposits	189.3	187.4	189.0
Loan: deposit ratio	96%	89%	88%
Risk weighted assets	70.0	66.1	67.5

Performance measures	Nine months ended 30.09.17	Nine months ended 30.09.16
Return on average allocated equity	6.2%	4.6%
Return on average allocated tangible equity	9.4%	6.9%
Average allocated equity (£bn)	13.7	13.5
Average allocated tangible equity (£bn)	9.0	9.0
Cost: income ratio	66%	67%
Loan loss rate (bps)	43	56
Net interest margin	3.55%	3.63%

Barclays PLC and Barclays Bank PLC	6

Results by Business

Analysis of Barclays UK	Nine months ended	Nine months ended
Analysis of total income	30.09.17 £m	30.09.16 £m	% Change
Personal Banking	2,803	2,957	(5)
Barclaycard Consumer UK	1,532	1,515	1
Wealth, Entrepreneurs & Business Banking	1,178	1,217	(3)
Total income	5,513	5,689	(3)

Analysis of credit impairment charges and other provisions
Personal Banking	(166)	(133)	(25)
Barclaycard Consumer UK	(417)	(565)	26
Wealth, Entrepreneurs & Business Banking	(16)	(18)	11
Total credit impairment charges and other provisions	(599)	(716)	16

Analysis of loans and advances to customers at amortised cost	As at 30.09.17 £bn	As at 30.06.17 £bn	As at 31.12.16 £bn
Personal Banking	138.4	136.5	135.0
Barclaycard Consumer UK	16.3	16.2	16.5
Wealth, Entrepreneurs & Business Banking[1]	27.5	13.9	14.9
Total loans and advances to customers at amortised cost	182.2	166.6	166.4

Analysis of customer deposits
Personal Banking	140.1	138.5	139.3
Barclaycard Consumer UK	-	-	-
Wealth, Entrepreneurs & Business Banking	49.2	48.9	49.7
Total customer deposits	189.3	187.4	189.0

1	Includes the integration of the ESHLA portfolio at amortised cost from Non-Core.

Barclays PLC and Barclays Bank PLC	7

Results by Business

Barclays International

	Nine months ended	Nine months ended
Income statement information	30.09.17 £m	30.09.16 £m	% Change
Net interest income	3,320	3,466	(4)
Net trading income	3,036	3,449	(12)
Net fee, commission and other income	4,707	4,488	5
Total income	11,063	11,403	(3)
Credit impairment charges and other provisions	(1,120)	(929)	(21)
Net operating income	9,943	10,474	(5)
Operating expenses excluding litigation and conduct	(6,893)	(6,632)	(4)
Litigation and conduct	(14)	(31)	55
Operating expenses	(6,907)	(6,663)	(4)
Other net income	233	27
Profit before tax	3,269	3,838	(15)
Attributable profit	2,015	2,369	(15)

Balance sheet information	As at 30.09.17 £bn	As at 30.06.17 £bn	As at 31.12.16 £bn
Loans and advances to banks and customers at amortised cost[1]	220.7	204.8	211.3
Trading portfolio assets	91.2	83.3	73.2
Derivative financial instrument assets	242.8	108.4	156.2
Derivative financial instrument liabilities	242.9	116.8	160.6
Reverse repurchase agreements and other similar secured lending	15.5	17.2	13.4
Financial assets designated at fair value	103.7	94.1	62.3
Total assets	867.1	681.6	648.5
Customer deposits[2]	241.0	230.3	216.2
Loan: deposit ratio[3]	65%	69%	78%
Risk weighted assets	218.2	212.2	212.7

Performance measures	Nine months ended 30.09.17	Nine months ended 30.09.16
Return on average allocated equity	9.1%	11.7%
Return on average allocated tangible equity	10.0%	12.9%
Average allocated equity (£bn)	30.7	27.8
Average allocated tangible equity (£bn)	28.0	25.2
Cost: income ratio	62%	58%
Loan loss rate (bps)	67	52
Net interest margin	4.10%	4.01%

1	As at 30 September 2017 loans and advances included £190.5bn (June 2017: £183.9bn) of loans and advances to customers (including settlement balances of £28.0bn (June 2017: £31.6bn) and cash collateral of £38.2bn (June 2017: £26.9bn)), and £30.2bn (June 2017: £20.9bn) of loans and advances to banks (including settlement balances of £4.9bn (June 2017: £5.7bn) and cash collateral of £15.2bn (June 2017: £5.4bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £39.0bn (June 2017: £38.5bn).
2	As at 30 September 2017 customer deposits included settlement balances of £29.1bn (June 2017: £29.4bn) and cash collateral of £25.9bn (June 2017: £16.2bn).
3	Loan: deposit ratio excludes investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.

Barclays PLC and Barclays Bank PLC	8

Results by Business

Analysis of Barclays International

Corporate and Investment Bank Income statement information	Nine months ended	Nine months ended
	30.09.17 £m	30.09.16 £m	% Change
Analysis of total income
Credit	954	924	3
Equities	1,267	1,380	(8)
Macro	1,314	1,799	(27)
Markets	3,535	4,103	(14)
Banking fees	2,007	1,747	15
Corporate lending	824	892	(8)
Transactional banking	1,221	1,256	(3)
Banking	4,052	3,895	4
Other	39	4
Total income	7,626	8,002	(5)
Credit impairment charges and other provisions	(86)	(170)	49
Operating expenses	(5,358)	(5,337)	-
Other net income	126	-
Profit before tax	2,308	2,495	(7)

Balance sheet information	As at 30.09.17 £bn	As at 30.06.17 £bn	As at 31.12.16 £bn
Loans and advances to banks and customers at amortised cost	181.7	166.3	171.6
Customer deposits	182.7	173.0	166.2
Risk weighted assets	185.2	178.9	178.6

Performance measures	Nine months ended 30.09.17	Nine months ended 30.09.16
Return on averaged allocated equity	8.0%	8.2%
Return on average allocated tangible equity	8.4%	8.7%
Average allocated equity (£bn)	25.0	23.0
Average allocated tangible equity (£bn)	23.8	21.6

Consumer, Cards and Payments Income statement information	Nine months ended	Nine months ended
	30.09.17 £m	30.09.16 £m	% Change
Total income	3,437	3,401	1
Credit impairment charges and other provisions	(1,034)	(759)	(36)
Total operating expenses	(1,549)	(1,326)	(17)
Other net income	107	27
Profit before tax	961	1,343	(28)

Balance sheet information	As at 30.09.17 £bn	As at 30.06.17 £bn	As at 31.12.16 £bn
Loans and advances to banks and customers at amortised cost	39.0	38.5	39.7
Customer deposits	58.3	57.3	50.0
Risk weighted assets	33.0	33.3	34.1

Performance measures	Nine months ended 30.09.17	Nine months ended 30.09.16
Return on average allocated equity	14.1%	28.3%
Return on average allocated tangible equity	19.3%	38.3%
Average allocated equity (£bn)	5.7	4.8
Average allocated tangible equity (£bn)	4.2	3.6

Barclays PLC and Barclays Bank PLC	9

Results by Business

Head Office

	Nine months ended	Nine months ended
Income statement information	30.09.17 £m	30.09.16 £m	% Change
Net interest income	(181)	(212)	15
Net fee, commission and other income	189	324	(42)
Total income	8	112	(93)
Credit impairment charges and other provisions	(14)	-
Net operating (expenses)/income	(6)	112
Operating expenses excluding litigation and conduct	(201)	(150)	(34)
Litigation and conduct	(76)	(26)
Operating expenses	(277)	(176)	(57)
Other net expenses	(186)	(31)
Loss before tax	(469)	(95)
Attributable loss	(497)	(113)

	As at 30.09.17	As at 30.06.17	As at 31.12.16
Balance sheet information	£bn	£bn	£bn
Total assets	51.7	17.3	75.2
Risk weighted assets[1]	36.1	26.2	53.3

	Nine months ended	Nine months ended
Performance measures	30.09.17	30.09.16
Average allocated equity (£bn)	9.9	7.7
Average allocated tangible equity (£bn)	9.0	6.3

1	Includes Africa Banking RWAs of £8.6bn (June 2017: £9.8bn; December 2016 £42.3bn).

Barclays PLC and Barclays Bank PLC	10

Quarterly Results Summary

Barclays Group
	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,475	2,579	2,519	2,523	2,796	2,530	2,688	2,726
Net fee, commission and other income	2,698	2,479	3,304	2,469	2,650	3,442	2,353	1,722
Total income	5,173	5,058	5,823	4,992	5,446	5,972	5,041	4,448
Credit impairment charges and other provisions	(709)	(527)	(527)	(653)	(789)	(488)	(443)	(554)
Net operating income	4,464	4,531	5,296	4,339	4,657	5,484	4,598	3,894
Operating expenses excluding UK bank levy and litigation and conduct	(3,274)	(3,398)	(3,591)	(3,812)	(3,581)	(3,425)	(3,747)	(3,547)
UK bank levy	-	-	-	(410)	-	-	-	(426)
Litigation and conduct	(81)	(715)	(28)	(97)	(741)	(447)	(78)	(1,722)
Operating expenses	(3,355)	(4,113)	(3,619)	(4,319)	(4,322)	(3,872)	(3,825)	(5,695)
Other net (expenses)/income	(2)	241	5	310	502	(342)	20	(274)
Profit/(loss) before tax	1,107	659	1,682	330	837	1,270	793	(2,075)
Tax (charge)/credit	(324)	(305)	(473)	50	(328)	(467)	(248)	(164)
Profit/(loss) after tax in respect of continuing operations	783	354	1,209	380	509	803	545	(2,239)
(Loss)/profit after tax in respect of discontinued operation	-	(1,537)	(658)	71	209	145	166	101

Attributable to:
Ordinary equity holders of the parent	583	(1,401)	190	99	414	677	433	(2,422)
Other equity holders	157	162	139	139	110	104	104	107
Non-controlling interests	43	56	222	213	194	167	174	177

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,149.3	1,135.3	1,203.8	1,213.1	1,324.0	1,351.3	1,248.9	1,120.0
Risk weighted assets	324.3	327.4	360.9	365.6	373.4	366.3	363.0	358.4
CRR leverage exposure	1,150.6	1,122.1	1,196.9	1,125.5	1,185.1	1,155.4	1,082.0	1,027.8

Performance measures
Return on average shareholders’ equity	4.4%	(9.4%)	1.6%	1.0%	3.1%	5.0%	3.3%	(17.1%)
Return on average tangible shareholders’ equity	5.1%	(11.0%)	1.8%	1.1%	3.6%	5.8%	3.8%	(20.1%)
Average shareholders’ equity (£bn)	56.6	57.5	58.5	58.0	58.2	56.9	56.7	56.0
Average tangible shareholders’ equity (£bn)	48.9	49.3	49.4	48.9	49.4	48.3	48.3	47.8
Cost: income ratio	65%	81%	62%	87%	79%	65%	76%	128%
Loan loss rate (bps)	66	49	47	58	66	41	40	53
Basic earnings/(loss) per share	3.7p	(8.0p)	1.3p	0.8p	2.6p	4.2p	2.7p	(14.4p)
Basic earnings/(loss) per share in respect of continuing operations	3.7p	1.0p	6.1p	1.1p	2.1p	3.8p	2.2p	(14.4p)

Barclays PLC and Barclays Bank PLC	11

Quarterly Results by Business

Barclays UK	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,501	1,534	1,511	1,502	1,569	1,476	1,501	1,509
Net fee, commission and other income	351	286	330	326	374	467	302	325
Total income	1,852	1,820	1,841	1,828	1,943	1,943	1,803	1,834
Credit impairment charges and other provisions	(201)	(220)	(178)	(180)	(350)	(220)	(146)	(219)
Net operating income	1,651	1,600	1,663	1,648	1,593	1,723	1,657	1,615
Operating expenses excluding UK bank levy and litigation and conduct	(980)	(974)	(959)	(989)	(904)	(947)	(952)	(920)
UK bank levy	-	-	-	(48)	-	-	-	(77)
Litigation and conduct	(11)	(699)	4	(28)	(614)	(399)	(1)	(1,466)
Operating expenses	(991)	(1,673)	(955)	(1,065)	(1,518)	(1,346)	(953)	(2,463)
Other net income/(expenses)	1	(1)	-	-	-	(1)	-	1
Profit/(loss) before tax	661	(74)	708	583	75	376	704	(847)
Attributable profit/(loss)	423	(285)	470	383	(163)	141	467	(1,078)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	182.2	166.6	164.5	166.4	166.6	166.0	166.2	166.1
Total assets	230.4	203.4	203.0	209.6	209.1	204.6	201.7	202.5
Customer deposits	189.3	187.4	184.4	189.0	185.5	181.7	179.1	176.8
Risk weighted assets	70.0	66.1	66.3	67.5	67.4	67.1	69.7	69.5

Performance measures
Return on average allocated equity	12.3%	(8.2%)	14.1%	11.8%	(4.7%)	4.4%	13.8%	(31.3%)
Return on average allocated tangible equity	18.4%	(12.7%)	21.6%	18.2%	(7.1%)	6.6%	20.5%	(46.5%)
Average allocated equity (£bn)	14.0	13.5	13.6	13.2	13.3	13.5	13.8	13.7
Average allocated tangible equity (£bn)	9.4	8.7	8.9	8.6	8.7	9.0	9.3	9.2
Cost: income ratio	54%	92%	52%	58%	78%	69%	53%	134%
Loan loss rate (bps)	43	52	43	42	82	52	34	51
Net interest margin	3.28%	3.70%	3.69%	3.56%	3.72%	3.56%	3.62%	3.58%

Barclays PLC and Barclays Bank PLC	12

Quarterly Results by Business

Analysis of Barclays UK	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	926	933	944	934	970	1,068	919	945
Barclaycard Consumer UK	539	495	498	507	561	463	491	505
Wealth, Entrepreneurs & Business Banking	387	392	399	387	412	412	393	384
Total income	1,852	1,820	1,841	1,828	1,943	1,943	1,803	1,834

Analysis of credit impairment charges and other provisions
Personal Banking	(60)	(56)	(50)	(50)	(47)	(44)	(42)	(39)
Barclaycard Consumer UK	(145)	(149)	(123)	(118)	(291)	(169)	(105)	(176)
Wealth, Entrepreneurs & Business Banking	4	(15)	(5)	(12)	(12)	(7)	1	(4)
Total credit impairment charges and other provisions	(201)	(220)	(178)	(180)	(350)	(220)	(146)	(219)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	138.4	136.5	134.4	135.0	135.3	134.7	134.7	134.0
Barclaycard Consumer UK	16.3	16.2	16.1	16.5	16.2	16.2	16.0	16.2
Wealth, Entrepreneurs & Business Banking	27.5	13.9	14.0	14.9	15.1	15.1	15.5	15.9
Total loans and advances to customers at amortised cost	182.2	166.6	164.5	166.4	166.6	166.0	166.2	166.1

Analysis of customer deposits
Personal Banking	140.1	138.5	137.3	139.3	137.2	134.8	132.9	131.0
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	49.2	48.9	47.1	49.7	48.3	46.9	46.2	45.8
Total customer deposits	189.3	187.4	184.4	189.0	185.5	181.7	179.1	176.8

Barclays PLC and Barclays Bank PLC	13

Quarterly Results by Business

Barclays International	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,148	1,060	1,112	1,046	1,355	1,001	1,110	1,121
Net trading income	815	1,039	1,182	1,131	1,074	1,130	1,245	593
Net fee, commission and other income	1,352	1,511	1,844	1,415	1,422	1,908	1,158	1,254
Total income	3,315	3,610	4,138	3,592	3,851	4,039	3,513	2,968
Credit impairment charges and other provisions	(495)	(279)	(346)	(426)	(420)	(240)	(269)	(303)
Net operating income	2,820	3,331	3,792	3,166	3,431	3,799	3,244	2,665
Operating expenses excluding UK bank levy and litigation and conduct	(2,182)	(2,276)	(2,435)	(2,497)	(2,337)	(2,074)	(2,221)	(2,007)
UK bank levy	-	-	-	(284)	-	-	-	(253)
Litigation and conduct	(5)	4	(13)	(17)	(17)	(10)	(4)	(151)
Operating expenses	(2,187)	(2,272)	(2,448)	(2,798)	(2,354)	(2,084)	(2,225)	(2,411)
Other net income	19	202	12	5	8	11	8	8
Profit before tax	652	1,261	1,356	373	1,085	1,726	1,027	262
Attributable profit/(loss)	359	819	837	43	623	1,171	575	(24)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	220.7	204.8	226.1	211.3	233.7	230.6	215.9	184.1
Trading portfolio assets	91.2	83.3	83.0	73.2	73.8	68.1	64.3	61.9
Derivative financial instrument assets	242.8	108.4	105.3	156.2	155.6	181.4	150.1	111.5
Derivative financial instrument liabilities	242.9	116.8	112.8	160.6	160.5	187.5	155.4	119.0
Reverse repurchase agreements and other similar secured lending	15.5	17.2	17.6	13.4	17.3	19.7	19.1	24.7
Financial assets designated at fair value	103.7	94.1	81.3	62.3	72.0	68.3	59.6	46.8
Total assets	867.1	681.6	677.2	648.5	681.9	679.9	618.4	532.2
Customer deposits	241.0	230.3	241.0	216.2	224.1	226.5	213.1	185.6
Risk weighted assets	218.2	212.2	214.3	212.7	214.6	209.3	202.2	194.8

Performance measures
Return on average allocated equity	5.0%	11.2%	11.3%	0.9%	9.0%	17.4%	8.7%	(0.2%)
Return on average allocated tangible equity	5.4%	12.4%	12.5%	1.0%	10.0%	19.2%	9.5%	(0.2%)
Average allocated equity (£bn)	31.5	30.1	30.5	29.5	28.4	27.4	27.5	27.1
Average allocated tangible equity (£bn)	28.9	27.4	27.7	26.6	25.7	24.8	25.1	24.9
Cost: income ratio	66%	63%	59%	78%	61%	52%	63%	81%
Loan loss rate (bps)	88	54	62	78	71	41	50	65
Net interest margin	4.21%	4.07%	4.06%	3.91%	4.21%	3.92%	3.78%	3.79%

Barclays PLC and Barclays Bank PLC	14

Quarterly Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	259	296	399	261	333	269	322	195
Equities	350	455	462	410	461	406	513	319
Macro	368	456	490	505	614	612	573	382
Markets	977	1,207	1,351	1,176	1,408	1,287	1,408	896
Banking fees	607	674	726	650	644	622	481	458
Corporate lending	277	278	269	303	284	312	296	312
Transactional banking	419	404	398	401	458	390	408	415
Banking	1,303	1,356	1,393	1,354	1,386	1,324	1,185	1,185
Other	-	1	38	1	1	-	3	16
Total income	2,280	2,564	2,782	2,531	2,795	2,611	2,596	2,097
Credit impairment (charges)/releases and other provisions	(36)	1	(51)	(90)	(38)	(37)	(95)	(83)
Operating expenses	(1,661)	(1,756)	(1,941)	(2,287)	(1,872)	(1,665)	(1,800)	(1,962)
Other net income	10	116	-	1	-	-	-	-
Profit before tax	593	925	790	155	885	909	701	52

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	181.7	166.3	187.4	171.6	196.9	195.2	183.0	152.0
Customer deposits	182.7	173.0	183.4	166.2	175.8	179.6	168.9	143.8
Risk weighted assets	185.2	178.9	180.6	178.6	182.5	178.4	172.6	167.3

Performance measures
Return on average allocated equity	5.7%	10.6%	7.8%	(1.1%)	8.7%	9.0%	6.9%	(2.4%)
Return on average allocated tangible equity	5.9%	11.1%	8.2%	(1.2%)	9.2%	9.5%	7.3%	(2.5%)
Average allocated equity (£bn)	25.8	24.4	24.8	24.0	23.3	22.7	22.9	23.0
Average allocated tangible equity (£bn)	24.8	23.3	23.5	22.6	21.9	21.3	21.6	21.8

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,035	1,046	1,356	1,061	1,056	1,428	917	871
Credit impairment charges and other provisions	(459)	(280)	(295)	(336)	(382)	(203)	(174)	(219)
Operating expenses	(526)	(516)	(507)	(511)	(482)	(419)	(425)	(449)
Other net income	9	86	12	4	8	11	8	8
Profit before tax	59	336	566	218	200	817	326	210

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	39.0	38.5	38.7	39.7	36.8	35.4	32.9	32.1
Customer deposits	58.3	57.3	57.6	50.0	48.3	46.9	44.2	41.8
Risk weighted assets	33.0	33.3	33.7	34.1	32.1	30.9	29.6	27.5

Performance measures
Return on average allocated equity	1.6%	14.1%	26.6%	9.6%	10.8%	57.6%	17.7%	11.8%
Return on average allocated tangible equity	2.2%	19.4%	36.4%	13.2%	14.8%	77.9%	23.4%	15.3%
Average allocated equity (£bn)	5.7	5.7	5.7	5.5	5.1	4.7	4.6	4.1
Average allocated tangible equity (£bn)	4.2	4.1	4.2	4.0	3.7	3.5	3.4	3.2

Barclays PLC and Barclays Bank PLC	15

Quarterly Results by Business

Head Office	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(174)	108	(115)	29	(206)	14	(20)	(75)
Net fee, commission and other income[1]	180	(24)	33	(38)	17	320	(13)	(210)
Total income	6	84	(82)	(9)	(189)	334	(33)	(285)
Credit impairment (charges)/releases and other provisions	(13)	(1)	-	-	1	(2)	1	-
Net operating (expenses)/income	(7)	83	(82)	(9)	(188)	332	(32)	(285)
Operating expenses excluding UK bank levy and litigation and conduct	(112)	(40)	(49)	15	(29)	(36)	(85)	(64)
UK bank levy	-	-	-	(2)	-	-	-	(8)
Litigation and conduct	(65)	(1)	(10)	(1)	(8)	(11)	(7)	(17)
Operating expenses	(177)	(41)	(59)	12	(37)	(47)	(92)	(89)
Other net (expenses)/income	(22)	(164)	-	159	(4)	(28)	1	(14)
(Loss)/profit before tax	(206)	(122)	(141)	162	(229)	257	(123)	(388)
Attributable (loss)/profit	(199)	(175)	(123)	223	(203)	182	(92)	(140)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	51.7	17.3	74.5	75.2	73.3	87.7	63.4	59.4
Risk weighted assets[2]	36.1	26.2	52.9	53.3	47.5	43.2	40.3	39.7

Performance measures
Average allocated equity (£bn)	11.1	9.5	9.2	8.8	8.8	8.0	6.2	5.2
Average allocated tangible equity (£bn)	10.5	8.8	7.6	7.2	7.4	6.6	5.0	3.9

1

Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is now recognised within other comprehensive income from Q117.

2	Includes Africa Banking RWAs.

Barclays PLC and Barclays Bank PLC	16

Barclays Non-Core Results

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Group’s results for the nine months ended 30 September 2017.

Barclays Non-Core

	Six months ended	Nine months ended
Income statement information	30.06.17 £m	30.09.16 £m
Net interest income	(112)	214
Net trading income	(488)	(1,241)
Net fee, commission and other income	70	282
Total income	(530)	(745)
Credit impairment charges and other provisions	(30)	(75)
Net operating expenses	(560)	(820)
Operating expenses excluding litigation and conduct	(256)	(1,168)
Litigation and conduct	(28)	(195)
Operating expenses	(284)	(1,363)
Other net income	197	185
Loss before tax	(647)	(1,998)
Attributable loss	(419)	(1,418)

	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	(123)	11	(54)	78	40	96	171
Net trading income	-	(411)	(77)	(462)	(288)	(463)	(490)	(398)
Net fee, commission and other income	-	78	(8)	97	51	79	152	159
Total income	-	(456)	(74)	(419)	(159)	(344)	(242)	(68)
Credit impairment charges and other provisions	-	(27)	(3)	(47)	(20)	(26)	(29)	(32)
Net operating expenses	-	(483)	(77)	(466)	(179)	(370)	(271)	(100)
Operating expenses excluding UK bank levy and litigation and conduct	-	(108)	(148)	(341)	(311)	(368)	(489)	(555)
UK bank levy	-	-	-	(76)	-	-	-	(88)
Litigation and conduct	-	(19)	(9)	(51)	(102)	(27)	(66)	(89)
Operating expenses	-	(127)	(157)	(468)	(413)	(395)	(555)	(732)
Other net income/(expenses)	-	204	(7)	146	498	(324)	11	(268)
Loss before tax	-	(406)	(241)	(788)	(94)	(1,089)	(815)	(1,100)
Tax credit/(charge)	-	207	75	322	194	229	237	(72)
(Loss)/profit after tax	-	(199)	(166)	(466)	100	(860)	(578)	(1,172)
Non-controlling interests	-	(8)	(9)	(14)	(13)	(12)	(10)	(19)
Other equity holders	-	(19)	(18)	(18)	(15)	(15)	(15)	(17)
Attributable (loss)/profit	-	(226)	(193)	(498)	72	(887)	(603)	(1,208)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	48.3	49.5	51.1	58.7	68.5	55.4	51.8
Derivative financial instrument assets	-	150.3	164.2	188.7	253.2	262.8	249.7	213.7
Derivative financial instrument liabilities	-	143.0	155.3	178.6	243.0	253.4	239.1	202.1
Reverse repurchase agreements and other similar secured lending	-	-	-	0.1	0.1	0.1	0.7	3.1
Financial assets designated at fair value	-	12.1	13.4	14.5	15.5	15.4	23.4	21.4
Total assets	-	233.0	249.1	279.7	359.8	379.1	365.4	325.8
Customer deposits	-	11.8	12.9	12.5	16.0	17.4	19.3	20.9
Risk weighted assets	-	22.8	27.4	32.1	43.9	46.7	50.9	54.3

Barclays PLC and Barclays Bank PLC	17

Discontinued Operation Results

On 1 March 2016, Barclays announced its intention to reduce the Group’s 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group’s interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL’s issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. As a result, as of 1 June 2017 BAGL was consequently no longer reported as a discontinued operation. The retained investment is reported in the Head Office segment, with Barclays’ share of BAGL’s dividend recognised in the Head Office income statement.

In Q317 Barclays contributed 1.5% of BAGL’s ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL’s issued share capital, at 30 September 2017.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis based on a holding of 21.9%. Barclays expects to proportionally consolidate BAGL based on a holding of 14.9% by 31 December 2017, following the expected delivery of 7.0% of BAGL’s issued share capital as previously contracted. Subject to regulatory approval, Barclays expects to fully deconsolidate BAGL from a regulatory perspective by the end of 2018.

Africa Banking	Nine months ended	Nine months ended
Income statement information	30.09.17[1] £m	30.09.16 £m
Net interest income	1,024	1,543
Net fee, commission and other income	762	1,136
Total income	1,786	2,679
Credit impairment charges and other provisions	(177)	(340)
Net operating income	1,609	2,339
Operating expenses excluding impairment of Barclays’ holding in BAGL	(1,130)	(1,618)
Other net income excluding loss on sale of BAGL	5	4
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	484	725
Impairment of Barclays’ holding in BAGL	(1,090)	-
Loss on sale of BAGL	(1,435)	-
(Loss)/profit before tax	(2,041)	725
Tax charge	(154)	(205)
(Loss)/profit after tax	(2,195)	520
Attributable (loss)/profit	(2,335)	240

1	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

	Q317	Q217[1]	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	407	617	626	561	502	480	468
Net fee, commission and other income	-	297	465	441	421	377	338	346
Total income	-	704	1,082	1,067	982	879	818	814
Credit impairment charges and other provisions	-	(71)	(106)	(105)	(96)	(133)	(111)	(93)
Net operating income	-	633	976	962	886	746	707	721
Operating expenses excluding UK bank levy and impairment of Barclays’ holding in BAGL	-	(477)	(653)	(727)	(598)	(543)	(477)	(501)
UK bank levy	-	-	-	(65)	-	-	-	(50)
Other net income excluding loss on sale of BAGL	-	3	2	2	2	1	1	3
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	-	159	325	172	290	204	231	173
Impairment of Barclays’ holding in BAGL	-	(206)	(884)	-	-	-	-	-
Loss on sale of BAGL	-	(1,435)	-	-	-	-	-	-
(Loss)/profit before tax	-	(1,482)	(559)	172	290	204	231	173
(Loss)/profit after tax	-	(1,537)	(658)	71	209	145	166	101
Attributable (loss)/profit	-	(1,534)	(801)	(52)	85	70	86	25

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	66.0	65.1	61.1	56.0	52.7	47.9
Risk weighted assets[2]	-	9.8	41.3	42.3	39.9	36.1	33.9	31.7

1	The Q217 Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.
2	RWAs are reported in Head Office.

Barclays PLC and Barclays Bank PLC	18

Performance Management

Margins and balances

	Nine months ended 30.09.17			Nine months ended 30.09.16
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,546	171,279	3.55	4,546	167,306	3.63
Barclays International[1]	3,255	106,183	4.10	3,165	105,507	4.01
Total Barclays UK and Barclays International	7,801	277,462	3.76	7,711	272,813	3.78
Other[2]	(228)			303
Total net interest income[3]	7,573			8,014

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-lending related investment banking balances. Barclays Non-Core is included for the full comparative period and the first six months of the current period.
3	Group net interest income includes net structural hedge contributions of £1.1bn (Q316 YTD: £1.0bn).

Quarterly analysis for Barclays UK and Barclays International

	Three months ended 30.09.17
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,501	181,419	3.28
Barclays International[1]	1,070	100,828	4.21
Total Barclays UK and Barclays International	2,571	282,247	3.61
	Three months ended 30.06.17
Barclays UK	1,534	166,345	3.70
Barclays International[1]	1,064	104,899	4.07
Total Barclays UK and Barclays International	2,598	271,244	3.84
	Three months ended 31.03.17
Barclays UK	1,511	166,065	3.69
Barclays International[1]	1,121	112,060	4.06
Total Barclays UK and Barclays International	2,632	278,125	3.84
	Three months ended 31.12.16
Barclays UK	1,502	167,935	3.56
Barclays International[1]	1,110	112,936	3.91
Total Barclays UK and Barclays International	2,612	280,871	3.70
	Three months ended 30.09.16
Barclays UK	1,569	167,713	3.72
Barclays International[1]	1,149	108,571	4.21
Total Barclays UK and Barclays International	2,718	276,284	3.91

1	Barclays International margins include interest earning lending balances within the investment banking business.

Barclays PLC and Barclays Bank PLC	19

Credit Risk

Analysis of retail and wholesale loans and advances and impairment

As at 30.09.17	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances %	Loan impairment charges[1] £m	Loan loss rates bps
Barclays UK	157,171	1,638	155,533	1,854	1.2	584	50
Barclays International	31,561	1,713	29,848	1,231	3.9	1,048	444
Head Office	9,537	291	9,246	713	7.5	11	15
Barclays Non-Core[2]	-	-	-	-	-	30	-
Total Group retail	198,269	3,642	194,627	3,798	1.9	1,673	113

Barclays UK	28,740	261	28,479	576	2.0	15	7
Barclays International	191,566	742	190,824	1,609	0.8	69	5
Head Office	7,595	118	7,477	210	2.8	4	7
Barclays Non-Core[2]	-	-	-	-	-	(1)	-
Total Group wholesale	227,901	1,121	226,780	2,395	1.1	87	5

Group total	426,170	4,763	421,407	6,193	1.5	1,760	55

Traded loans	3,856	n/a	3,856	n/a
Loans and advances designated at fair value	11,013	n/a	11,013	n/a
Loans and advances held at fair value	14,869	n/a	14,869	n/a

Total loans and advances	441,039	4,763	436,276	6,193

As at 31.12.16
Barclays UK	155,729	1,519	154,210	2,044	1.3	866	56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085	324
Barclays Non-Core	10,319	385	9,934	838	8.1	102	99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053	103

Barclays UK	15,204	282	14,922	591	3.9	30	20
Barclays International	180,102	748	179,354	1,470	0.8	258	14
Head Office	4,410	-	4,410	-	-	-	-
Barclays Non-Core	41,406	194	41,212	299	0.7	11	3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299	12

Group total	440,655	4,620	436,035	6,491	1.5	2,352	53

Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a

Total loans and advances	454,149	4,620	449,529	6,491

1	Excludes impairment charges on available for sale investments and reverse repurchase agreements. Q317 impairment charges represent nine months charge; December 2016 impairment charges represent twelve months charge.
2	Barclays Non-Core represents charges for the six months ended 30 June 2017, primarily relating to Italian mortgages transferred into Head Office on 1 July 2017.

Barclays PLC and Barclays Bank PLC	20

Condensed Consolidated Financial Statements

Consolidated summary income statement

	Nine months ended	Nine months ended
	30.09.17	30.09.16
	£m	£m
Total income	16,054	16,459
Credit impairment charges and other provisions	(1,763)	(1,720)
Net operating income	14,291	14,739
Operating expenses	(10,263)	(10,753)
Litigation and conduct	(824)	(1,266)
Operating expenses	(11,087)	(12,019)
Other net income	244	180
Profit before tax	3,448	2,900
Tax charge	(1,102)	(1,043)
Profit after tax in respect of continuing operations	2,346	1,857
(Loss)/profit after tax in respect of discontinued operation	(2,195)	520
Profit after tax	151	2,377

Attributable to:
Ordinary equity holders of the parent	(628)	1,524
Other equity holders[1]	458	318
Total equity holders	(170)	1,842
Non-controlling interests in respect of continuing operations	181	255
Non-controlling interests in respect of discontinued operation	140	280
Profit after tax	151	2,377

Earnings per share
Basic (loss)/earnings per ordinary share[1]	(3.0p)	9.6p
Basic earnings per ordinary share in respect of continuing operations[1]	10.8p	8.1p
Basic (loss)/earnings per ordinary share in respect of discontinued operation	(13.8p)	1.5p

1	The profit after tax attributable to other equity holders of £458m (Q316 YTD: £318m) is offset by a tax credit recorded in reserves of £125m (Q316 YTD: £89m). The net amount of £333m (Q316 YTD: £229m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Barclays PLC and Barclays Bank PLC	21

Condensed Consolidated Financial Statements

Consolidated summary balance sheet

	As at	As at
	30.09.17	31.12.16
Assets	£m	£m
Cash and balances at central banks	175,826	102,353
Items in the course of collection from other banks	1,923	1,467
Trading portfolio assets	92,456	80,240
Financial assets designated at fair value	115,504	78,608
Derivative financial instruments	244,457	346,626
Financial investments	61,879	63,317
Loans and advances to banks	37,890	43,251
Loans and advances to customers	383,517	392,784
Reverse repurchase agreements and other similar secured lending	15,464	13,454
Goodwill and intangible assets	7,759	7,726
Current tax assets	913	561
Deferred tax assets	4,460	4,869
Assets included in disposal groups classified as held for sale	378	71,454
Other assets	6,829	6,416
Total assets	1,149,255	1,213,126

Liabilities
Deposits from banks	51,026	48,214
Items in the course of collection due to other banks	793	636
Customer accounts	445,148	423,178
Repurchase agreements and other similar secured borrowing	34,207	19,760
Trading portfolio liabilities	41,626	34,687
Financial liabilities designated at fair value	150,453	96,031
Derivative financial instruments	243,668	340,487
Debt securities in issue	77,762	75,932
Subordinated liabilities	25,085	23,383
Current tax liabilities	1,033	737
Deferred tax liabilities	30	29
Liabilities included in disposal groups classified as held for sale	326	65,292
Other liabilities	11,053	13,395
Total liabilities	1,082,210	1,141,761

Equity
Called up share capital and share premium	22,017	21,842
Other reserves	5,074	6,051
Retained earnings	28,618	30,531
Shareholders’ equity attributable to ordinary shareholders of the parent	55,709	58,424
Other equity instruments	8,940	6,449
Total equity excluding non-controlling interests	64,649	64,873
Non-controlling interests	2,396	6,492
Total equity	67,045	71,365

Total liabilities and equity	1,149,255	1,213,126

Barclays PLC and Barclays Bank PLC	22

Condensed Consolidated Financial Statements

Consolidated statement of changes in equity

	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Nine months ended 30.09.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies[1]	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Profit after tax	-	458	-	1,707	2,165	181	2,346
Other comprehensive profit after tax for the period	-	-	(2,155)	18	(2,137)	(1)	(2,138)
Total comprehensive income net of tax from continuing operations	-	458	(2,155)	1,725	28	180	208
Total comprehensive income net of tax from discontinued operation	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the period	-	458	(823)	(610)	(975)	289	(686)
Issue of shares	117	-	-	-	117	-	117
Issue of shares under employee share schemes	58	-	-	381	439	-	439
Issue and exchange of equity instruments	-	2,490	-	-	2,490	-	2,490
Coupons paid on other equity instruments	-	(458)	-	125	(333)	-	(333)
Redemption and buy back of capital instruments	-	-	-	(473)	(473)	(657)	(1,130)
Treasury shares	-	-	15	(618)	(603)	-	(603)
Dividends	-	-	-	(509)	(509)	(348)	(857)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,443)	(3,802)
Other movements	-	1	6	(25)	(18)	63	45
Balance as at 30 September 2017	22,017	8,940	5,074	28,618	64,649	2,396	67,045

Three months ended 30.09.17
Balance as at 30 June 2017	21,998	7,694	6,148	28,026	63,866	2,397	66,263
Effects of changes in accounting policies[1]	-	-	-	-	-	-	-
Balance as at 1 July 2017	21,998	7,694	6,148	28,026	63,866	2,397	66,263
Profit after tax	-	157	-	583	740	43	783
Other comprehensive profit after tax for the period	-	-	(1,081)	32	(1,049)	-	(1,049)
Total comprehensive income net of tax from continuing operations	-	157	(1,081)	615	(309)	43	(266)
Total comprehensive income net of tax from discontinued operation	-	-	-	-	-	-	-
Total comprehensive income for the period	-	157	(1,081)	615	(309)	43	(266)
Issue of shares	10	-	-	-	10	-	10
Issue of shares under employee share schemes	9	-	-	97	106	-	106
Issue and exchange of equity instruments	-	1,245	-	-	1,245	-	1,245
Coupons paid on other equity instruments	-	(157)	-	43	(114)	-	(114)
Redemption and buy back of capital instruments	-	-	-	-	-	-	-
Treasury shares	-	-	1	(1)	-	-	-
Dividends	-	-	-	(170)	(170)	(41)	(211)
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-
Other movements	-	1	6	8	15	(3)	12
Balance as at 30 September 2017	22,017	8,940	5,074	28,618	64,649	2,396	67,045

	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Other reserves	£m	£m	£m
Currency translation reserve	3,140	3,756	3,051
Available for sale reserve	(113)	(16)	(74)
Cash flow hedging reserve	1,196	1,578	2,105
Own credit reserve	(133)	(153)	-
Other[2]	984	983	969
Total	5,074	6,148	6,051

1	As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During Q317 YTD a £42m gain on own credit has been booked in the reserve.
2	As at 30 September 2017, there was a credit balance of £1,011m (June 2017: £1,011m credit; December 2016: £1,011m credit) in other reserves relating to the excess repurchase price paid over nominal of redeemed ordinary and preference shares issued by the group and a debit balance of £27m (June 2017: £28m debit; December 2016: £42m debit) in other reserves relating to treasury shares.

Barclays PLC and Barclays Bank PLC	23

Barclays PLC Parent Company

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. As we implement our structural reform programme, Barclays PLC will invest capital and funding to Barclays Bank PLC, the Group Service Company and other Group subsidiaries such as the US Intermediate Holding Company (IHC) and the UK ring-fenced bank.

Structural reform

Barclays’ plans for UK ring-fencing remain on track. The relevant court processes are scheduled to begin in November 2017, and we intend to complete the restructure and fully establish the UK ring-fenced bank in April 2018, ahead of the 1 January 2019 legislative deadline for implementation.

Barclays Services Limited (the “Group Service Company”) has been established as a direct subsidiary of Barclays PLC to deliver operational continuity and to drive operational efficiencies across the Group. In September 2017, Barclays transferred c.£3.8bn of assets and liabilities from Barclays Bank PLC and its subsidiaries to the Group Service Company.

Barclays PLC and Barclays Bank PLC	24

Treasury and Capital Risk

CRD IV capital

Barclays’ current regulatory requirement is to meet a fully loaded CET1 ratio comprising the required 4.5% Pillar 1 minimum CET1 requirement and, phased in from 2016, a Combined Buffer Requirement. This currently comprises a Capital Conservation Buffer (CCB) and a Global Systemically Important Institution (G-SII) buffer determined by the PRA in line with guidance from the Financial Stability Board (FSB). Both buffers are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.25% applicable for 2017. The G-SII buffer for 2017 has been set at 2% with 1% applicable for 2017. On 21 November 2016 the FSB confirmed that the G-SII buffer for 2018 will be 1.5% with 1.1% applicable for 2018.

The Combined Buffer Requirement also includes a Counter-Cyclical Capital Buffer (CCyB) and a Systemic Risk Buffer (SRB). On 27 June 2017 the Financial Policy Committee (FPC) increased the UK CCyB rate from 0% to 0.5% applicable from 27 June 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction. CCyBs have started to apply for Barclays’ exposures to other jurisdictions; however based on current exposures these are not material. No SRB has been set to date.

In addition, Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2017 based on a point in time assessment is 4.2% of which 56% needs to be met in CET1 form, equating to approximately 2.3% of RWAs. The Pillar 2A requirement is subject to at least annual review.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis based on Barclays’ holding in BAGL of 21.9%.

As at 30 September 2017, Barclays’ CET1 ratio was 13.1% which exceeds the 2017 transitional minimum requirement of 9.1% including the minimum 4.5% CET1 ratio requirement, 2.3% of Pillar 2A, a 1.25% CCB buffer, a 1% G-SII buffer and a 0% CCyB.

Barclays PLC and Barclays Bank PLC	25

Treasury and Capital Risk

Capital ratios	As at 30.09.17	As at 30.06.17	As at 31.12.16
Fully loaded CET1[1,2]	13.1%	13.1%	12.4%
PRA Transitional Tier 1[3,4]	16.9%	16.6%	15.6%
PRA Transitional Total Capital[3,4]	21.2%	20.7%	19.6%

Capital resources	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests) per the balance sheet	64,649	63,866	64,873
Less: other equity instruments (recognised as AT1 capital)	(8,940)	(7,694)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(284)	(303)	(388)

Minority Interests (amount allowed in consolidated CET1)	-	-	1,825

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,462)	(1,494)	(1,571)
Goodwill and intangible assets	(7,787)	(7,756)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(482)	(346)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,195)	(1,576)	(2,104)
Excess of expected losses over impairment	(1,423)	(1,179)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	28	58	86
Defined-benefit pension fund assets	(683)	(542)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	-	(115)	(183)
Other regulatory adjustments	(42)	(35)	45
Fully loaded CET1 capital	42,329	42,834	45,204

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	8,940	7,694	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	3,802	3,843	5,445
Other regulatory adjustments and deductions	(130)	(130)	(130)
Transitional AT1 capital[5]	12,612	11,407	11,764
PRA Transitional Tier 1 capital	54,941	54,241	56,968

Tier 2 (T2) capital
Capital instruments and related share premium accounts	6,371	5,198	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	7,839	8,486	11,366
Other regulatory adjustments and deductions	(251)	(252)	(257)
PRA Transitional total regulatory capital	68,900	67,673	71,846

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 13.7% based on £44.3bn of transitional CRD IV CET1 capital and £324bn of RWAs. The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 13.7% based on £44.3bn of transitional CRD IV CET 1capital and £324bn RWAs. The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 13.7%. This is calculated as CET1 capital as adjusted for the transitional relief (£44.3bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£1.6bn), Deferred tax asset (£0.1bn) and Expected losses over impairment (£0.3bn).
3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4	As at 30 September 2017, Barclays’ fully loaded Tier 1 capital was £51,139m, and the fully loaded Tier 1 ratio was 15.8%. Fully loaded total regulatory capital was £65,936m and the fully loaded total capital ratio was 20.3%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.
5	Of the £12.6bn transitional AT1 capital, fully loaded AT1 capital comprises the £8.9bn of contingent convertible instruments issued by Barclays PLC (the holding company) and related share premium accounts, and £0.1bn capital deductions. It excludes £3.8bn legacy tier 1capital instruments issued by subsidiaries and subject to grandfathering. For the leverage ratio, only the AT1 capital on a fully loaded basis is applicable.

Barclays PLC and Barclays Bank PLC	26

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.17 £m	Nine months ended 30.09.17 £m
Opening CET1 capital	42,834	45,204

Profit/(loss) for the period attributable to equity holders	740	(170)
Own credit relating to derivative liabilities	(10)	69
Dividends paid and foreseen	(265)	(738)
Increase/(decrease) in retained regulatory capital generated from earnings	465	(839)

Net impact of share schemes	116	(47)
Available for sale reserves	(97)	(39)
Currency translation reserves	(616)	89
Other reserves	(13)	(947)
Decrease in other qualifying reserves	(610)	(944)

Retirement benefit reserve	52	23
Defined-benefit pension fund asset deduction	(141)	(645)
Net impact of pensions	(89)	(622)

Minority interests	-	(1,825)
Additional value adjustments (PVA)	32	109
Goodwill and intangible assets	(31)	1,267
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(136)	12
Excess of expected loss over impairment	(244)	(129)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	115	183
Other regulatory adjustments	(7)	(87)
Decrease in regulatory capital due to adjustments and deductions	(271)	(470)

Closing CET1 capital	42,329	42,329

CET1 capital decreased to £42.3bn (December 2016: £45.2bn) due to the following:

●

A £0.2bn loss for the period attributable to equity holders as £2.2bn profit after tax in respect of continuing operations was more than offset by losses in respect of the discontinued operation of £2.3bn. These losses, resulting from the impairment of Barclays’ holding in BAGL allocated to goodwill and the recycling of BAGL currency translation reserve losses to the income statement, had no impact on CET1 capital with offsetting movements in the goodwill and intangible assets deduction and other qualifying reserves

●	A £0.7bn decrease for dividends paid and foreseen

●

A £0.1bn increase in the currency translation reserve largely due to the £1.4bn recycling of BAGL losses to the income statement which were offset by a £1.3bn decrease driven by the appreciation of GBP against USD

●

A £0.9bn decrease in other qualifying reserves which included a £0.5bn decrease as a result of USD preference share redemptions and £0.4bn of separation payments in relation to the sale of Barclays’ holding in BAGL

●

A £0.6bn decrease net of tax as a result of movements relating to pensions. The pension asset capital deduction increase relates to the UK Retirement Fund scheme, which is the Group’s main pension scheme, moving from a small deficit in December 2016 to a £0.9bn surplus largely due to contributions in the period

●	A £1.8bn decrease due to BAGL minority interests which are no longer eligible as a result of proportional consolidation of BAGL

●	A £1.3bn increase due to a reduced goodwill and intangible assets deduction largely as a result of the impairment of Barclays’ holding in BAGL allocated to goodwill

Barclays PLC and Barclays Bank PLC	27

Treasury and Capital Risk

Risk weighted assets (RWAs) by risk type and business

	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
As at 30.09.17	Std £m	IRB £m	Std £m	IRB £m	Settle- ment Risk £m	CVA £m	Std £m	IMA £m	£m	£m
Barclays UK	4,278	53,364	3	-	-	31	-	-	12,338	70,014
Barclays International	47,775	79,013	17,830	17,387	68	2,847	12,985	12,774	27,537	218,216
Head Office[1]	4,241	12,274	89	585	-	151	114	1,827	16,785	36,066
Barclays Group	56,294	144,651	17,922	17,972	68	3,029	13,099	14,601	56,660	324,296

As at 30.06.17
Barclays UK	3,768	49,979	3	-	-	31	-	-	12,338	66,119
Barclays International	49,382	81,109	15,456	13,962	32	2,205	11,100	11,460	27,538	212,244
Head Office[1]	2,612	7,891	68	535	-	207	146	1,876	12,871	26,206
Barclays Non-Core	2,627	9,102	874	4,072	-	590	294	1,373	3,913	22,845
Barclays Group	58,389	148,081	16,401	18,569	32	3,033	11,540	14,709	56,660	327,414

As at 31.12.16
Barclays UK	5,592	49,591	47	-	-	-	-	-	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office[1]	9,048	27,122	77	1,157	-	927	482	2,323	12,156	53,292
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

1	Includes Africa Banking RWAs.

Movement analysis of RWAs

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total RWAs £bn
As at 01.01.17	241.5	42.4	25.0	56.7	365.6
Book size	(3.3)	(1.6)	4.3	-	(0.6)
Acquisitions and disposals	(28.7)	(1.4)	(1.5)	-	(31.6)
Book quality	(2.3)	0.1	0.1	-	(2.1)
Model updates	(1.3)	-	-	-	(1.3)
Methodology and policy	(0.2)	(0.5)	(0.2)	-	(0.9)
Foreign exchange movements[1]	(4.8)	-	-	-	(4.8)
As at 30.09.17	200.9	39.0	27.7	56.7	324.3

1	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs decreased £41.4bn to £324.3bn, due to:

●	Acquisitions and disposals decreased RWAs £31.6bn primarily as a result of the proportional consolidation of BAGL

●	Book quality decreased RWAs £2.1bn primarily due to changes in risk profile in Barclays International

●	Model updates decreased RWAs £1.3bn primarily due to model changes in Africa Banking prior to the sell down of Barclays’ holding in BAGL

●	Foreign exchange movements decreased RWAs £4.8bn primarily due to the depreciation of USD against GBP

Barclays PLC and Barclays Bank PLC	28

Treasury and Capital Risk

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.4% as at 30 September 2017; this comprises the 3% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB). Based on both future and proposed requirements, the expected end point leverage requirement is 4.0%. Additionally, the CRR fully loaded leverage requirement is currently expected to be 3%, although this may be impacted by the Basel Consultation on the Leverage Framework.

Barclays is required to disclose an average UK leverage ratio which is based on capital and exposure measures on the last day of each month in the quarter; as well as a UK leverage ratio which is based on the last day of the quarter. Both approaches exclude qualifying cash at central banks from the calculation of leverage exposures. There is also a CRR leverage ratio disclosure requirement, which is based on the end point CRR definition of Tier 1 capital and the CRR definition of leverage exposure.

As at 30 September 2017, Barclays’ average UK leverage ratio was 4.9% (December 2016: 4.5%) and the UK leverage ratio was 5.1% (December 2016: 5.0%), which exceeds the transitional leverage requirement for Barclays of 3.4%, and expected end point leverage requirement of 4.0%. The CRR leverage ratio was 4.4% (December 2016: 4.6%).

UK leverage ratio	As at 30.09.17 £bn	As at 30.06.17 £bn	As at 31.12.16 £bn
Average UK leverage ratio	4.9%	4.8%	4.5%
UK leverage ratio	5.1%	5.0%	5.0%
Average UK leverage exposure	1,035	1,092	1,137
UK leverage exposure	1,002	999	1,050
Fully loaded Tier 1 capital (quarterly month end average)	51.2	52.1	51.6

CRR leverage ratio
Accounting assets
Derivative financial instruments	244	260	347
Cash collateral	56	58	67
Reverse repurchase agreements and other similar secured lending	15	17	13
Financial assets designated at fair value[1]	116	107	79
Loans and advances and other assets	718	693	707
Total IFRS assets	1,149	1,135	1,213

Regulatory consolidation adjustments	13	10	(6)

Derivatives adjustments
Derivatives netting	(222)	(235)	(313)
Adjustments to cash collateral	(42)	(47)	(50)
Net written credit protection	15	12	12
Potential Future Exposure (PFE) on derivatives	124	127	136
Total derivatives adjustments	(125)	(143)	(215)

Securities financing transactions (SFTs) adjustments	23	24	29

Regulatory deductions and other adjustments	(13)	(13)	(15)
Weighted off-balance sheet commitments	104	109	119
CRR leverage exposure	1,151	1,122	1,125

Fully loaded CET 1 capital	42.3	42.8	45.2
Fully loaded AT1 capital	8.8	7.6	6.8
Fully loaded Tier 1 capital	51.1	50.4	52.0

CRR Leverage ratio	4.4%	4.5%	4.6%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £99bn (December 2016: £63bn).

Barclays PLC and Barclays Bank PLC	29

Treasury and Capital Risk

The average UK leverage exposure as at 30 September 2017, which excludes qualifying central bank claims, was £1,035bn (December 2016: £1,137bn), resulting in an average UK leverage ratio of 4.9% (December 2016: 4.5%). The CET1 capital held against the 0.35% transitional G-SII ALRB was £3.5bn. The impact of the CCLB is currently nil.

The CRR leverage ratio decreased to 4.4% (December 2016: 4.6%) primarily driven by a £0.9bn decrease in fully loaded Tier 1 capital to £51.1bn as well as a £26bn increase in leverage exposure to £1,151bn.

●

Loans and advances and other assets increased by £11bn to £718bn. This was driven primarily by a £73bn increase in cash and balances at central banks mainly due to an increase in the cash contribution to the Group liquidity pool, a £71bn decrease in assets held for sale mainly due to the sell down of Barclays’ holding in BAGL, a £13bn increase in settlement balances and a £12bn increase in trading portfolio assets due to client activity

●	Reverse repurchase agreements increased £38bn to £114bn, primarily due to an increase in matched book trading

●

Net derivative leverage exposures, excluding net written credit protection and PFE on derivatives, decreased £15bn to £36bn due to a reduction in IFRS derivatives mainly due to a decrease in interest rate and foreign exchange derivatives, the rundown of Non-Core assets and a decrease in cash collateral

●	Regulatory consolidation adjustments increased £19bn to £13bn primarily as a result of the proportional consolidation of BAGL following the sell down of Barclays’ holding

●	Potential future exposure on derivatives decreased £12bn to £124bn primarily due to the rundown in Non-Core assets and the appreciation of GBP against major currencies

●	Weighted off-balance sheet commitments decreased £15bn to £104bn primarily as a result of the proportional consolidation of BAGL following the sell down of Barclays’ holding

The difference between the average UK leverage ratio and the CRR leverage ratio was driven by the exemption of qualifying central bank claims, partially offset by higher positions for July and August within trading portfolio assets and settlement balances.

Additional Barclays regulatory disclosures prepared in accordance with the EBA Guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 will be disclosed on 26 October 2017, available at home.barclays/results.

Barclays PLC and Barclays Bank PLC	30

Appendix: Non-IFRS Performance Measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.

Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Return on average tangible shareholders’ equity

Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 32 to 33.

Return on average allocated tangible shareholders’ equity

Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity. The components of the calculation have been included on pages 32 to 33.

Period end allocated tangible equity

Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

Average tangible shareholders’ equity

Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible shareholders’ equity

Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Cost: income ratio	Total operating expenses divided by total income.

Loan loss rate	Quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

Loan: deposit ratio

Loans and advances divided by customer accounts calculated for Barclays UK and Barclays International, excluding investment banking balances other than interest earning lending. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 19.

Tangible net asset value per share

Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 33.

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Appendix: Non-IFRS Performance Measures

Returns

Return on average allocated tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average allocated tangible equity for the period, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible equity and the amounts allocated to businesses.

Attributable profit/(loss)	Nine months ended 30.09.17 £m	Nine months ended 30.09.16 £m
Barclays UK	608	445
Corporate and Investment Bank	1,423	1,356
Consumer, Cards and Payments	592	1,013
Barclays International	2,015	2,369
Head Office	(497)	(113)
Barclays Non-Core[1]	(419)	(1,418)
Africa Banking discontinued operation	(2,335)	240
Barclays Group	(628)	1,524

Tax credit in respect of interest payments on other equity instruments
Barclays UK	27	21
Corporate and Investment Bank	73	52
Consumer, Cards and Payments	13	8
Barclays International	86	60
Head Office	2	(4)
Barclays Non-Core[1]	10	13
Africa Banking discontinued operation	-	-
Barclays Group	125	89

Profit/(loss) attributable to ordinary equity holders of the parent
Barclays UK	635	466
Corporate and Investment Bank	1,496	1,408
Consumer, Cards and Payments	605	1,021
Barclays International	2,101	2,429
Head Office	(495)	(117)
Barclays Non-Core[1]	(409)	(1,405)
Africa Banking discontinued operation	(2,335)	240
Barclays Group	(503)	1,613

Average allocated tangible equity	£bn	£bn
Barclays UK	9.0	9.0
Corporate and Investment Bank	23.8	21.6
Consumer, Cards and Payments	4.2	3.6
Barclays International	28.0	25.2
Head Office[2]	9.0	6.3
Barclays Non-Core[1]	3.2	8.2
Barclays Group	49.2	48.7

Return on average allocated tangible equity
Barclays UK	9.4%	6.9%
Corporate and Investment Bank	8.4%	8.7%
Consumer, Cards and Payments	19.3%	38.3%
Barclays International	10.0%	12.9%
Barclays Group	(1.4%)	4.4%

1	The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. The financial results up until 30 June 2017 are reflected in the Non-Core segment within the Group’s results for the nine months ended 30 September 2017.
2	Includes Africa Banking.

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Appendix: Non-IFRS Performance Measures

Returns excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL

Profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL[1]	Nine months ended 30.09.17
£m
Barclays Group profit attributable to ordinary equity holders	(503)
Impact of charges for PPI[2]	692
Impact of impairment of Barclays’ holding in BAGL	1,008
Impact of loss on the sale of BAGL	1,435
Barclays Group profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL	2,632

Average allocated tangible equity	£bn
Barclays Group	49.2

Return on average allocated tangible equity excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL
Barclays Group	7.1%

Earnings per share excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL

Profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL[1]	Nine months ended 30.09.17 £m
Barclays Group profit attributable to ordinary equity holders	(503)
Impact of charges for PPI[2]	692
Impact of impairment of Barclays’ holding in BAGL	1,008
Impact of loss on the sale of BAGL	1,435
Barclays Group profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL	2,632

m
Basic weighted average number of shares	16,994

Basic earnings per ordinary share excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL	p
Barclays Group	15.5

1	The profit after tax attributable to other equity holders of £458m (Q316 YTD: £318m) is offset by a tax credit recorded in reserves of £125m (Q316 YTD: £89m). The net amount of £333m (Q316 YTD: £229m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.
2	Represents the post-tax impact.

Tangible net asset value

	As at 30.09.17 £m	As at 30.06.17 £m	As at 31.12.16 £m
Total equity excluding non-controlling interests	64,649	63,866	64,873
Other equity instruments	(8,940)	(7,694)	(6,449)
Shareholders’ equity attributable to ordinary shareholders of the parent	55,709	56,172	58,424
Goodwill and intangibles[1]	(7,759)	(7,724)	(9,245)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	47,950	48,448	49,179

	m	m	m
Shares in issue	17,043	17,034	16,963

	p	p	p
Net asset value per share	327	329	344
Tangible net asset value per share	281	284	290

1	Comparative figures for 2016 include goodwill and intangibles in relation to Africa Banking.

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Shareholder Information

Results timetable[1]	Date
2017 Full Year Results and Audited Annual Report	22 February 2018

				% Change[3]
Exchange rates[2]	30.09.17	30.06.17	30.09.16	30.06.17	30.09.16
Period end - US$/£	1.34	1.30	1.30	3%	3%
YTD average - US$/£	1.28	1.26	1.39	2%	(8%)
3 month average - US$/£	1.31	1.28	1.31	2%	-
Period end - €/£	1.14	1.14	1.16	-	(2%)
YTD average - €/£	1.15	1.16	1.25	(1%)	(8%)
3 Month average - €/£	1.11	1.16	1.18	(4%)	(6%)

Share price data	30.09.17	30.06.17	30.09.16
Barclays PLC (p)	193.35	202.75	167.80
Barclays PLC number of shares (m)	17,043	17,034	16,943

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0371 384 20554 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that this announcement date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays in England and Wales.

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Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are treated as additional tier 1 (AT1) capital in the context of CRD IV.

‘Advanced Measurement Approach’ Under CRD IV, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) the Advanced Measurement Approach (AMA). Under the AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an adverse interest rate movements over a predefined time horizon.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

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‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Group but which, following a sell down of shares resulting in a loss of control, is now classified as an Available for Sale asset.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays International’ The division of Barclays which will not ultimately be ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The division of Barclays which will be ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

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‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Barclays Non Core businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital deduction approach’ An approach available to institutions when calculating risk-weighted assets for securitisation exposures. It is the same as a deduction from capital where most punitive risk weight of 1250% is applied (assuming 8% Capital Adequacy ratio).

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET1 ratio, Tier 1 capital ratio and Total capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating risk weighted assets (RWA) for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

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‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a type of capital as defined by the Capital Requirements Regulation, predominantly consisting of common equity.

‘Common Equity Tier 1 (CET1) ratio’ A measure of the Group’s Common Equity Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

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‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Group’s core tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all PRA regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3% and any G-SII additional Leverage Ratio Buffer that applies,

‘Counterparty credit risk’ In the context of Risk Weighted Assets, a component of Risk Weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the Credit risk disclosures, impairment allowances as a percentage of Credit Risk Loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

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‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR which was amended effective from January 2015.

‘CRR leverage ratio’ As per the CRR which was amended effective from January 2015, is calculated as the using the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by the CRR.

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‘Daily Value at Risk (DVaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for one business day.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Group. These are liabilities of the Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies and sets minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and provides reasonable assurance that internal controls are effective.

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‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating risk weighted asset values.

‘Fitch’ A credit rating agency.

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‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Fully loaded CET1 ratio’ A risk based ratio calculated as Common Equity Tier 1 capital divided by Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due (Liquidity Risk), rating agency methodology changes or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

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‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Group Service Company’ or ‘BSerL’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

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‘IMM / Internal Model Method’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment coverage ratio’ Impairment allowance held against balances in specific LTV band expressed as a percentage of balances in the specific LTV Band.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

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‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

‘Large exposure’ A large exposure is defined as the total exposure of a firm to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the firm’s eligible capital.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

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‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances divided by customer accounts calculated for Barclays UK and Barclays International excluding investment banking balances other than interest earning lending. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

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‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

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‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the available for sale investments in the liquidity pool which flow directly through capital via the available for sale reserve. The underlying methodology to calculate non traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the available for sale exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notable items’ Notable items are considered to be significant items impacting comparability of performance and are shown for each of the business segments.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from these risks.

‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

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‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of Minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

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‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

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‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

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‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average Risk Weighted Assets.

‘Return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments, adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

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‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

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‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

‘Tangible shareholders equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

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‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the updated PRA rulebook, where the average exposure calculation also includes the FPC’s recommendation to allow firms to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the updated PRA rulebook, is calculated as the average capital measure divided by the average exposure measure for the quarter, where the average is based on the capital and exposure measure on the last day of each month in the quarter.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released.

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‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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